SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities and Exchange Act of 1934

Ocean Rig UDW Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G66964118
(CUSIP Number)

William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G66964118

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,525,596 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,525,596 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,525,596 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(2)

14.	TYPE OF REPORTING PERSON

IN

(1) George Economou, the Chairman, Chief Executive Officer and a Class A Director, of Ocean Rig UDW Inc. (the "Issuer") may be deemed to beneficially own 8,524,793 common shares of the Issuer through Prime Cap Shipping Inc., a Cayman Islands corporation controlled by Mr. Economou, as set forth below. Additionally, Mr. Economou may be deemed to beneficially own 803 common shares of the Issuer, as follows: a) 704 common shares of the Issuer through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou; b) 65 common shares of the Issuer through Azara Services S.A., a Marshall Islands corporation controlled by Mr. Economou; c) 8 common shares of the Issuer through Elios Investments Inc., a wholly owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of Mr. Economou's family; d) 15 of common shares of the Issuer through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly owned by the Foundation; and e) 11 common shares of the Issuer through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person.

(2) Based on 90,660,578 common shares outstanding as of September 22, 2017.

CUSIP No.	G66964118

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Prime Cap Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,524,793

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,524,793

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,524,793

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G66964118

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common shares, par value $0.01 per share (the "Common Shares") Ocean Rig UDW Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the "Issuer").  The address of the Issuer's principal executive office is c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands.

Item 2.  Identity and Background.

(a-c, f)  This Schedule 13D is being filed by George Economou, a citizen of Greece ("Mr. Economou") and Prime Cap Shipping Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Prime Cap") (together the "Reporting Persons").

Mr. Economou is the Chairman, Chief Executive Officer and a Class A Director of the Issuer.  Mr. Economou's correspondence address is 109 Kifisias Avenue and Sina Street, 151 24, Marousi, Athens, Greece..

Prime Cap's registered address is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The name, citizenship, present principal occupation or employment and business address of each executive officer or director of Prime Cap is as follows:

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship
Alexandros Gkotsopoulos	Director
Mr. Gkotsopoulos is a citizen of Greece. Mr. Gkotsopoulos's principal occupation is Managing Director of Prime Cap SAM. Mr. Gkotsopoulos's business address is c/o Prime Cap SAM, Villa Medicis, 4 Avenue de la Costa, 98000 Monaco.

Antonios Kandylidis	Director
Mr. Kandylidis is a citizen of St Kitts and Nevis.  Mr. Kandylidis's principal occupation is President & Chief Financial Officer of Ocean Rig UDW Inc. Mr. Kandylidis is also President, Chief Financial Officer and a Director of DryShips Inc. Mr. Kandylidis's business address. is c/o Prime Cap SAM, Villa Medicis, 4 Avenue de la Costa, 98000 Monaco.

Jane Johansen	Secretary
Ms. Johansen is a citizen of Denmark. Ms. Johansen's principal occupation is Administrative Director. Ms. Johansen's business address is c/o Prime Cap SAM, Villa Medicis, 4 Avenue de la Costa, 98000 Monaco.

(d)  The Reporting Persons have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On the Issuer's restructuring effective date, September 22, 2017, and in connection with the closing of the Issuer's financial restructuring, the Issuer and each of its vessel-owning subsidiaries entered into a management services agreement with TMS Offshore Services Ltd., or TMS, a company affiliated with Mr. Economou, (the "Management Services Agreement") pursuant to which TMS agreed to provide certain management services related to the Issuer's drilling units, including but not limited to commercial, financing, legal and insurance services. In consideration for these services, under the Management Services Agreement the Issuer has agreed to pay TMS an annual fee of $15.5 million (not including reimbursement for certain expenses incurred in connection with their performance of services as manager) plus up to an additional $10 million based on the satisfaction of certain metrics. The Issuer will also pay a 1.0% commercial fee on all earnings under any existing drilling contract and any drilling contract entered into after the commencement of the Management Services Agreement.

In addition, pursuant to the Management Services Agreement the Issuer issued 8,524,793 common shares to Prime Cap, TMS's nominee, which shares are subject to vesting over four years and represent 9.31% of the post-Restructuring equity of the Issuer.

The Issuer may terminate the Management Services Agreement at any time, subject to its payment of a termination fee of the greater of (x) $150 million, which amount shall be reduced ratably on a daily basis over the term of the Management Services Agreement or (y) $30 million (the "Convenience Termination Fee").  The Issuer may also terminate the Management Services Agreement for "cause" upon five business days' notice to TMS, subject to certain conditions, including our payment to an escrow account of the lesser of (x) of $50 million or (y) the Convenience Termination Fee, due and owing at the time, such funds to be released in accordance with the decision of an appointed arbitrator. The Management Services Agreement may also be terminated by TMS if the Issuer defaults under the Management Services Agreement and such default is not cured within ninety (90) days of written notice of such default.

Item 4.  Purpose of Transaction.

This Schedule 13D is being filed as a result of a change in Common Shares held by the Reporting Persons.

The information contained in Item 3 is incorporated by reference.

Prime Cap holds its Common Shares for investment purposes.

The Common Shares that Mr. Economou may be deemed to beneficially own are held for investment purposes, but as the Chairman, Chief Executive Officer and a Class A Director of the Issuer, Mr. Economou may be deemed to control the management and policies of the Issuer. In the future, Mr. Economou may be involved in and may plan for his involvement in any or all of the following:

(1)  the acquisition of additional Common Shares of the Issuer or the disposition of Common Shares of the Issuer;

(2)  any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(3)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(4)  any material change in the present capitalization or dividend policy of the Issuer;

(5)  any other material change in the Issuer's business or corporate structure;

(6)  changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(7)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(8)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

(9)  any action similar to those enumerated above.

Any future decision of Mr. Economou to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.  Interest in Securities of the Issuer.

(a), (b)  Based on the foregoing and unless otherwise disclosed, the Reporting Persons report beneficial ownership of the following Common Shares:

As of September 22, 2017, Mr. Economou may be deemed to beneficially own 8,525,596 Common Shares representing approximately 9.4% of the total outstanding Common Shares. Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 8,525,596 Common Shares. Mr. Economou has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 8,525,596 Common Shares.

As of September 22, 2017, Prime Cap may be deemed to beneficially own 8,524,793 Common Shares representing 9.4% of the total outstanding Common Shares. Prime Cap has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 8,524,793 Common Shares. Prime Cap has the sole power to dispose or direct the disposition of 0 Common Shares the shared power to dispose or direct the disposition of 8,524,793 Common Shares.

(c)  Other than as described herein, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Schedule 13D.

(e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the Issuer's restructuring effective date, September 22, 2017, and in connection with the closing of the Issuer's financial restructuring, the Issuer and each of its vessel-owning subsidiaries entered into a management services agreement with TMS Offshore Services Ltd., or TMS, a company affiliated with Mr. Economou, (the "Management Services Agreement") pursuant to which TMS agreed to provide certain management services related to the Issuer's drilling units, including but not limited to commercial, financing, legal and insurance services. In consideration for these services, under the Management Services Agreement the Issuer has agreed to pay TMS an annual fee of $15.5 million (not including reimbursement for certain expenses incurred in connection with their performance of services as manager) plus up to an additional $10 million based on the satisfaction of certain metrics. The Issuer will also pay a 1.0% commercial fee on all earnings under any existing drilling contract and any drilling contract entered into after the commencement of the Management Services Agreement.

In addition, pursuant to the Management Services Agreement the Issuer issued 8,524,793 common shares to Prime Cap, TMS's nominee, which shares are subject to vesting over four years and represent 9.31% of the post-Restructuring equity of the Issuer.

The Issuer may terminate the Management Services Agreement at any time, subject to its payment of a termination fee of the greater of (x) $150 million, which amount shall be reduced ratably on a daily basis over the term of the Management Services Agreement or (y) $30 million (the "Convenience Termination Fee").  The Issuer may also terminate the Management Services Agreement for "cause" upon five business days' notice to TMS, subject to certain conditions, including our payment to an escrow account of the lesser of (x) of $50 million or (y) the Convenience Termination Fee, due and owing at the time, such funds to be released in accordance with the decision of an appointed arbitrator. The Management Services Agreement may also be terminated by TMS if the Issuer defaults under the Management Services Agreement and such default is not cured within ninety (90) days of written notice of such default.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly.

Exhibit B: Management Services Agreement by and among the Issuer, the subsidiaries party thereto and TMS Offshore Services Ltd. incorporated by reference to Exhibit 10.4 to the Form 6-K of Ocean Rig UDW Inc., filed with the SEC on September 22, 2017.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2017

BY:	/s/ George Economou
George Economou*

PRIME CAP SHIPPING INC.

BY:	/s/ Alexandros Gkotsopoulos
Name:	Alexandros Gkotsopoulos
Title:	Director

*	The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

  EXHIBIT A

Joint Filing Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of common stock of Ocean Rig UDW Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: September 29, 2017

BY:	/s/ Georege Economou
George Economou

PRIME CAP SHIPPING INC.

BY:	/s/ Alexandros Gkotsopoulos
Name:	Alexandros Gkotsopoulos
Title:	Director